A D I F F E R E N T K I N D O F G O L D C O M P A N Y D I F F E R E N T I S B E T T E R First Quarter Results 2002

First Quarter 2002 El Penon - Respectable Results First quarter gold production of 88,000 ounces Record first quarter cash costs of $25 per ounce First quarter total production costs of $69 per ounce New drill results at Vista Norte

El Penon - One of the lowest cost mines in the world * El Penon 1Q Cash Costs ($25/oz) El Penon 1Q Total Costs ($69/oz) * Gold Fields Mineral Services 2001 cost curve

First Quarter 2002 Financial Highlights Net income of $10.3 million, or $0.14 per share Exploration costs of $2.0 million expensed Available cash balances of $105.7 million Return on sales of 33% for the quarter on average realized gold price of $294 per ounce Debt free and no gold hedge

First Quarter 2002 Net free cash flow positions Meridian for growth 1Q 00 2Q 00 3Q 00 4Q 00 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 East 27.5 42.9 51.6 63.2 72.2 78.8 83.5 97.3 105.7

Chilean Book Taxes No Chilean cash taxes until 2003 Initially assumed tax pools would be used until depleted, which would have resulted in book taxes in 2H 2002 FAS 109 requires recognizing the tax credit evenly throughout the year Required recognizing $2.8 million tax expense in the first quarter For 2002, Meridian will book taxes at a 19% rate on Chilean income

First Quarter 2002 Jerritt Canyon Wet weather resulted in lower throughput and production Ore dryer mechanical problems have been rectified 1Q costs are seasonally higher as a result of wet weather For April, production was running at 105% of budget Expect gold production of 100,000 ounces at $220 per ounce cash cost for 2002

First Quarter 2002 Operating Highlights Gold production of 110,558 ounces at a cash cost of $78 per ounce Operating cash flow of $12.9 million Operating cash flow before changes in working capital of $16 million

First Quarter 2002 Cash Costs Decline 1996 1997 1998 1999 2000 2001 1Q 02 East 239 205 204 163 95 83 78

First Quarter 2002 Continued Performance from El Penon Gold mill head grade 17.0 g/tonne Au recovery of 95% Ag recovery of 91% Another excellent quarter Thoughput Recovery Availability

First Quarter 2002 Exploration Program Chile High-grade mineralization zone at Vista Norte extended to over 500 meters along strike at El Penon Fieldwork started for a JV project near Copiapo Peru Meridian acquired rights to purchase 51% of outstanding shares of Gold Hawk Resources in order to explore Machacala property in Peru Surface access agreement signed for Los Pircos-Cirato JV - access road should be completed in the second quarter Mexico Surface work initiated at La Silla property

Plan View Map of Vista Norte

Diablada - Cross-section 2950N

Vista Norte - Cross-section 2890N

Meridian-Brancote Merger Update Announced the merger on April 4th F4 Registration statement was filed with the SEC on April 19th Following SEC comments and approval, Registration Statement becomes effective Anticipating mailing F4 Registration Statement (Offer document) to Brancote shareholders in June

Market based support for the merger Announcement date

The New Meridian Cash costs (Per oz) Gold production (K ozs) 435 202 1996 2001 2004 700 $83 $239 1996 2001 $95 2004

First Quarter 2002 Summary El Penon a world class platform for growth Strong net free cash flow and growing cash balances at current gold prices Unhedged for higher gold prices Significant exploration program in 2002 Including 5 grass-roots projects Brancote merger positions the company To become the fastest growing gold company While remaining one of the lowest cost producers